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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated August 7, 2008

2.

News Release dated September 12, 2008.

3.

News Release dated October 8, 2008

4.

Financial Review for the Period ended June 30, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: October 21, 2008	By: /s/ Simon Ridgway Simon Ridgway President and Director

Radius Gold Inc. Suite 830-355 Burrard Street Vancouver, BC Canada V6C 2G8	Tel: 604-801-5432 Fax: 604-662-8829 Toll Free: 1-888-627-9378	Email: info@radiusgold.com www.radiusgold.com RDU: TSX-V

News release

August 7, 2008

Radius Announces Initial Results from Trebol Drilling

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce initial results from the Company’s diamond drill program at its 100%-owned Trebol project located in northeastern Nicaragua.

To date, a total of 447m have been drilled in 5 holes collared in the south-west part of the property to test targets over a strike extent of 1km.

Significant intercepts received are shown below;

Hole ID	From (m)	To (m)	Interval (m)	Assay Au g/t
TRDH-08-01	12.19	35.3	23.11*	1.51
TRDH-08-02	28.95 35.4 36.57	35.4 36.57 50.29	6.45* 1.17 13.72	0.49 No recovery 0.71
TRDH-08-03	59.44 112.77	84.82 120.39	25.38 7.62	0.44 1.37
TRDH-08-04 incl.	3.3 5.25	24.38 15.5	21.08* 10.25 *	1.44 2.55
TRDH-08-05 incl. incl.	6.09 6.09 16.76	59.5 25.9 23.2	53.41 19.81 6.44	1.36 2.92 6.37

*    Denotes average core recoveries between 70 – 80 percent

Epithermal gold mineralization is known from surface trenches associated with a series of intensively silicified ridges that define an altered and mineralized zone with a strike extent of at least 6 kilometers. Drilling is continuing to test other areas of the property and expand on mineralized zones drilled to date in order to evaluate the potential for a bulk-tonnage target.

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Mineralization drilled in all holes is associated with broad zones of banded quartz-adularia veins, stockworks and silicified breccias, which correspond to the down-dip continuation of the mineralized zones sampled in surface trenches. All holes were drilled at minus 45 degrees and perpendicular to the perceived dip of the zones, and therefore intervals represent approximate true widths. A drill collar location map and sections, with photographs of core, will be available shortly on the Radius website.

Core recoveries experienced at commencement of drilling were very poor over some intervals due to bad ground conditions. Recoveries improved with technique as drilling proceeded, however they averaged 70 – 80 percent in the shallower mineralized intervals in holes TRSD-08-01, 02 and 04.

TRDH-08-01 and two step-out holes TRDH-08-02 & 03 were drilled along a section at -45 degrees inclination on the west slope of the silicified ridge to test the mineralized zone underneath Trench 15 (33.8m at 3.4 g/t Au - refer to press release dated April 7, 2008). Drilling confirmed a tabular zone of silicification some 20 – 25m thick that forms the dip slope of the ridge and continues to at least 140m down dip. The higher gold grades seen in TRDH-08-01 from 12.19m to 33.3m ranged from 0.21 to 3.34 g/t Au and intersected the zone some 40m down dip of Trench 15.

The weaker gold grades observed in TRDH-08-02 & 03 which intercepted the mineralized zone observed in TRDH-08-01 at progressively deeper levels, suggests that supergene processes are likely accountable for the higher grades seen in Trench 15 and TRDH-08-01, as similar pervasive epithermal veining and stockworks are observed in all three holes. The deeper intercept of 1.37 g/t Au over 7.62m in TRDH-08-03 from 112.77m to 120.39m is related to a shear zone in mafic volcanics.

Hole TRDH-08-04 was collared approximately 1km to the northeast of section TRDH-08-01, 02, 03 and drilled at an inclination of -45 degrees to the southeast underneath the ridge in the vicinity of Trench 4 (35.25m at 4.9 g/t Au- refer to press release dated October 16, 2007), located some 90m away. A zone of strong silicification and veining was intersected within the first 25m before passing into altered mafic volcanics. The interval assayed 1.44 g/t Au over 21.08m from 3.3m to 24.38m depth, with a higher grade intercept of 2.55 g/t Au over 10.25m from 5.25 to 15.5m. Two initial holes drilled further up dip that were discarded for assay purposes due to unacceptable recoveries, suggest a gently dipping attitude to the mineralized zone.

Hole TRDH-08-05 was drilled some 150m north of TRDH-08-01 to test the depth continuity of mineralization seen in Trench 2 (10.4m at 1.3 g/t Au - refer to press release dated May 29, 2007) and the recently sampled Trench 21 which assayed 6.1 g/t Au over 17.1m (previously unreported).  From 6.09 to 59.5m the hole averaged 1.36 g/t Au over 53.4m. Highest grades are associated with massive banded quartz veins and breccias with 1-5 percent pyrite and black manganese oxides, with assays up to 17.8 g/t Au (18.75m – 19.81m corresponding to part of the vein zone sampled in Trench 21). Weaker stockworks and silicified zones form zones of lower grade mineralization within the tuff and mafic volcanic sequence further down the hole. Further step-out drilling is required to determine grade continuity at depth.

The mineralization drilled to date appears to be developed within the lower part of a tuffaceous sandstone/lithic tuff unit associated with strong sericite-clay alteration and pyritization, part of a transition zone to a footwall mafic volcanic unit of basaltic composition. The broad, moderately dipping, tabular zones of alteration suggest a strong replacement/lithological control on mineralization, in contrast to the typical narrow, fissure quartz veins prevalent elsewhere in Nicaragua.

Assay results for other elements, including silver, are still pending.

Assay Protocol & Qualified Person

Sample preparation and analyses was conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay AA, with gravimetric finish.  Radius carries out its own Quality Assurance / Quality Control protocol that involves the regular insertion of certified standards, blanks and field duplicates into the sample stream. Check assays on both pulps and coarse rejects are undertaken at Acme Laboratories in Vancouver.

Core samples (HQ diameter) were cut at site in half using a diamond saw, with one-half of the core stored on site for future reference, and one half sent to the laboratory for analysis. The half core for analysis is placed in bags, numbered, sealed and then sent via secure transport to CAS laboratory for preparation and analysis.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

News release

September 12, 2008

Radius Announces Remaining Trebol Drill Results and Commencement of Drilling at Estrella de Oro

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce results for the remaining diamond drill holes at the Company’s 100%-owned Trebol project located in northeastern Nicaragua.

Further to the Company’s press release dated August 7th, 2008, 516m in four additional holes were drilled, for a total of 963m for the program.

All holes with the exception of TRDH-08-06 were drilled at minus 45 degrees and represent approximate true widths.  Results are tabulated below and an updated drill collar location map and drill sections will be available shortly on the Radius website.

Hole ID	From (m)	To (m)	Interval (m)	Assay Au g/t
TRDH-08-06	2.15	7.97	5.82	1.02
TRDH-08-07	No Significant Assays
TRDH-08-08 incl.	57.6 68.08	108.1 69.0	50.5 0.92	0.61 11.21
TRDH-08-09	No Significant Assays

The drilling to date at Trebol has demonstrated a consistent, tabular geometry of the mineralized zones which form shallow to moderately dipping slopes to a series of silicified ridges that occur over a 6km strike length. Mineralization is of low-sulphidation epithermal affinity and is believed to have resulted from the replacement of a tuffaceous sandstone/lithic tuff unit on transition into a footwall mafic volcanic unit of basaltic composition. The zones of gold mineralization exceed 50m in true thickness in holes TRDH-08-05 (53.4m @ 1.35 g/t Au) and TRDH-08-08 (50.5m @ 0.61 g/t Au), both located in the southwest of the property. The high grade gold values received from trench sampling are seen to diminish gradually over tens of meters below the surface, most likely due to a supergene enrichment effect taking place in the surficial environment.

TRDH-08-06 was drilled at -45 degrees to the southeast to test underneath the silicified ridge in the vicinity of Trench 17, where surface trench sampling gave gold grades ranging from 0.47 g/t to 2.07 g/t Au (averaged 0.87 g/t Au over 20m). Crustiform and banded epithermal quartz with some amethyst was intersected in the first few meters of the hole, and assayed 1.02 g/t Au over 5.82m, and gave way to a sequence of basaltic tuffs, breccias and flows, showing that the silicified zone forms the western dip slope of the ridge and has a gentle to moderately dipping tabular geometry.

TRDH-08-07 was drilled from the same location as TRDH-08-03 at an azimuth of 280 degrees and an inclination of 70 degrees, and was designed to test the extension of the broad banded quartz and stockworks intercepted in TRDH-08-03 for depth continuation and deeper higher grade feeder mineralization (refer to press release dated August 7th, 2008). From 185.8m to 205m (end of hole) the mineralized zone was intersected but showed weaker stockwork development and gold values ranging from 0.06 to 0.6 g/t Au.

TRDH-08-08 was drilled some 85m west-north-west along section of TRDH-08-05 to test the down dip extension of the near surface mineralization intersected in the latter (1.36 g/t Au over 53.41m). Similar quartz-adularia banded vein and stockworks were intersected from 57m to 108m, however grades were generally weaker and averaged 0.61 g/t Au over the interval.

TRDH-08-09 was drilled at the base of the ridge some 65m northwest and along section of  TRDH-08-04 to test the down dip extension of the near surface mineralization in this hole (1.44 g/t Au over 21.08 m).  The base of the silicified zone was drilled within the first few meters and assayed <1 g/t Au, and passed into an altered sequence of tuffaceous mafic volcanic flows and breccias, with only anomalous values in gold (generally <0.5 g/t Au), indicating that the silicified zone is eroded further down slope to the west.

Soil geochemistry and follow-up trenching has identified several additional zones of similar style mineralization associated with low-lying ridges located up to several kilometers away from the main ridge. Further drilling will be required to evaluate the resource potential of the outcropping, near surface gold mineralization for bulk mining.

Estrella de Oro

Drilling has commenced at the Estrella de Oro property located 17km west of Siuna, on the fringe of the historical Bonanza District in north-central Nicaragua.  A series of holes is planned to test the continuity of high grade gold values sampled in trenches from a series of at least three parallel, high grade quartz veins/shoots, along the length of the Cerro Estrella ridge.  Sampling by Radius gave up to 6.73 g/t Au over 15.2m.  See the Estrella project page on the Radius website www.radiusgold.com.

Assay Protocol & Qualified Person

Sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay AA, with gravimetric finish.  Radius carries out its own Quality Assurance / Quality Control protocol that involves the regular insertion of certified standards, blanks and field duplicates into the sample stream.  Check assays on both pulps and coarse rejects are undertaken at Acme Laboratories in Vancouver.

Core samples (HQ diameter) were cut at site in half using a diamond saw, with one-half of the core stored on site for future reference, and one half sent to the laboratory for analysis.  The half core for analysis is placed in bags, numbered, sealed and then sent via secure transport to CAS Laboratories for preparation and analysis.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

Radius Gold is a Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our website www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

News release

October 8, 2008

Radius Joint Ventures Rubi Gold-Silver Project, Peru to International Minerals

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce an agreement with International Minerals Corporation (“IMC”, TSX: IMZ) for further exploration of its Rubi project, located in south-eastern Peru.

Rubi is an undrilled gold-silver property associated with a system of epithermal veins and breccias that outcrop over a 1 km strike length. In August 2007, Radius optioned the Project from a private Peruvian company and carried out a systematic exploration program comprising property-scale geological mapping and rock chip geochemical sampling (see Radius press release dated August 28, 2007).

Under a revised agreement with the claim holders, Radius and IMC, as joint venture partners in a newly formed Peruvian company (“NEWCO”), can earn 100% of the Rubi and San Sebastien claims (total 2,200 hectares) by making a series of payments and exploration expenditure commitments, comprising:

-

US$75,000 on signing of the revised agreement

-

Investing US$400,000 in exploration and paying US$150,000 on the first anniversary

-

Investing US$600,000 in exploration and paying US$300,000 on the 2nd Anniversary

-

Investing US$1,000,000 in exploration and paying US$600,000 on the 3rd Anniversary

-

Investing US$1,000,000 in exploration and paying US$1,875,000 on the 4th anniversary

The vendor will also retain a 2 percent Net Smelter Return royalty, with NEWCO retaining a right of first offer to purchase such royalty.

IMC can earn its 60% interest in the project by paying the initial signing fee and by funding the first year’s exploration expenditures, for a total of US$475,000. The exploration and cash payments over the remainder of the term will be funded by NEWCO (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of funds.

The planned program for the first year will include additional sampling and mapping, followed by drilling.

IMC is an emerging precious metal producer, whose mines and projects include the Pallancata high-grade silver mine in Peru and the Rio Blanco and Gaby gold development deposits in Ecuador.

Project Background

Gold and silver mineralization at Rubi is present as a system of quartz-carbonate veins and breccias that outcrop over a 1 x 0.5km area. The site was host to a former producing Au-Ag mine in the 1980’s and 1990’s when it was held by the Peruvian State for 15 years. Mineralization comprises a swarm of robust NNW and EW trending quartz-carbonate veins and breccias. Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.

The principle structure exploited at Minas Rubi was Rica Chorla, a NNE-trending calcite-quartz vein traceable for approximately 400m, with widths up to 3m on surface and appreciable grades in gold and silver. Surface channel sampling of veins by Radius returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by ALS Chemex Labs in Lima. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay and AAS with gravimetric finish for samples over 10 g/t Au. Silver was analyzed by ICP, with AAS for samples over 100 g/t Ag.

The technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

FINANCIAL REVIEW

Second Quarter Ended June 30, 2008

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2008.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2008	2007
ASSETS

CURRENT
Cash and cash equivalents	$ 634,275	$ 2,378,514
Marketable securities (Note 4)	3,682,780	4,624,095
Advances and other receivables (Note 7)	115,500	79,309
GST receivable	20,924	27,919
Due from related parties (Note 7)	99,675	50,498
Prepaid expenses and deposits	241,424	107,275
	4,794,578	7,267,610

PROPERTY & EQUIPMENT (Note 5)	361,213	289,888
MINERAL PROPERTIES (Note 6)	17,992,912	15,923,030
	$ 23,148,703	$ 23,480,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 505,801	$ 371,962

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,319,293	4,164,587
DEFICIT	(24,235,230)	(23,608,176)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	(28,355)	(35,039)
	22,642,902	23,108,566
	$ 23,148,703	$ 23,480,528

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2008	2007	2008	2007
EXPENSES
Amortization	$ 12,080	$ 15,169	$ 26,794	$ 26,033
Consulting fees	17,203	10,400	37,140	41,762
Donations	300	349	772	824
Geological costs	-	3,464	-	2,887
Legal and accounting fees	21,499	10,096	32,289	10,096
Management fees & salaries (Note 7)	15,000	15,000	30,000	30,000
Non-cash compensation charge (Note 8)	154,706	120,000	154,706	120,000
Office and miscellaneous	13,772	15,015	31,514	30,628
Public relations	23,649	20,597	47,106	53,402
Rent and utilities	10,524	5,619	24,117	11,986
Repair and maintenance	7,215	1,003	13,024	2,199
Salaries and wages (Note 7)	94,490	45,569	169,038	76,804
Telephone and fax	6,052	3,352	10,979	6,196
Transfer agent and regulatory fees	3,797	4,920	11,856	12,436
Travel and accommodation	24,529	17,283	83,530	44,238
	(404,816)	(287,836)	(672,865)	(469,491)

OTHER INCOME (EXPENSES)
Foreign currency exchange	30,253	(568,084)	(3,886)	(555,374)
Loss on uncollectible receivable	-	-	-	(22,172)
Gain (loss) on disposal of assets	-	(63,436)	2,750	(63,436)
Interest income (net)	24,501	10,543	62,254	73,499
Other income	3,000	3,735	3,045	16,201
Write off of deposits	(18,352)	-	(18,352)	-
	39,402	(617,242)	45,811	(551,282)
Net loss for the period	(365,414)	(905,078)	(627,054)	(1,020,773)

Deficit, beginning of the period	(23,869,816)	(21,446,212)	(23,608,176)	(21,330,517)

Deficit, end of the period	$(24,235,230)	$(22,351,290)	$(24,235,230)	$(22,351,290)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.02)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,385,988	53,548,488	53,385,988

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2008	2007	2008	2007

NET LOSS	$ (365,414)	$ (905,078)	$ (627,054)	$ (1,020,773)

Other comprehensive income, net of tax
Unrealized gain ( loss) on available- for-sale marketable securities	(46,691)	(30,653)	6,684	(1,942)
COMPREHENSIVE LOSS	$ (412,105)	$ (935,731)	$ (620,370)	$ (1,022,715)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net (loss) income for the period	$ (365,414)	$ (905,078)	$ (627,054)	$ (1,020,773)
Items not involving cash:
Loss from settlement of old debt	-	29,578	-	22,172
Amortization	12,080	15,169	26,794	26,033
Loss (gain) from disposal of asset	-	63,436	(2,750)	63,436
Realized and unrealized foreign exchange	-	10,063	-	10,063
Write off of deposits	18,352	-	18,352	-
Non-cash compensation charge (Note 8)	154,706	120,000	154,706	120,000
	(180,276)	(666,832)	(429,952)	(779,069)
Changes in non-cash working capital items
Advances and other receivables	70,439	1,228,295	(36,191)	716,065
GST receivable	(5,015)	(3,097)	6,995	(3,443)
Prepaid expenses and deposits	(157,047)	(18,330)	(152,501)	(4,211)
Accounts payable and accrued liabilities	120,873	(18,690)	133,839	6,791
	(151,026)	521,346	(477,810)	(63,867)

FINANCING ACTIVITIES	-	-	-	-

INVESTING ACTIVITIES
Marketable securities	972,680	1,007,095	947,999	2,356,263
Due to related parties	-	(9,896)	-	(10,510)
Due from related parties	(60,260)	27,014	(49,177)	39,240
Expenditures on deferred exploration costs	(1,093,930)	(825,311)	(2,069,882)	(1,337,253)
Proceeds from sale of asset	-	-	10,204	-
Purchase of property & equipment	(7,748)	(29,819)	(105,573)	(33,750)
	(189,258)	169,083	(1,266,429)	1,013,990

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(340,284)	690,429	(1,744,239)	950,123

Cash and cash equivalents, beginning of period	974,559	1,193,391	2,378,514	933,697

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 634,275	$ 1,883,820	$ 634,275	$ 1,883,820

Non-cash Transactions - Note 9

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico	Other	Ecuador	Peru	Peru
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	General Exploration	Mineral Concessions	Period Ended June 30, 2008	Year Ended December 31, 2007

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 4,142,864	$ -	$ 82,482	$ -	$ -	$ -	$ 113,130	$ -	$ 210,566	$ 4,549,042	$ 4,255,994

Shares	-	-	-	-	-	-	-	-	-	-	-	93,000
Cash	-	-	-	-	-	-	-	-	-	36,817	36,817	200,048
	-	-	-	-	-	-	-	-	-	36,817	36,817	293,048

BALANCE – END OF PERIOD	-	4,142,864	-	82,482	-	-	-	113,130	-	247,383	4,585,859	4,549,042

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 6,496,840	$ -	$ 4,144,644	$ -	$ 299,640	$ 4,683	$ 24,116	$161,090	$ 242,975	$ 11,373,988	$ 9,182,254

Amortization	-	-	5,350	-	3,257	-	-	-	-	-	8,607	-
Property Payment/Investigation	-	-	-	1,328	-	-	-	-	-	1,714	3,042	47,754
Automobile	-	2,104	1,513	58,295	11,346	-	-	-	7,446	2,753	83,457	143,949
Camp, food and supplies	-	2,853	12,904	67,619	12,981	80	-	-	1,719	809	98,965	104,508
Drafting, maps and printing	-	68	90	997	1,497	-	-	-	3,207	610	6,469	9,157
Drilling	-	-	-	262,818		-	-	-	-	-	262,818	-
Exploration administration	-	966	695	8,753	548	-	-	-	12,584	1,145	24,691	39,299
Environment	-	-	-	13,844	-	-	-	-	-	-	13,844	16,720
Geochemistry	-	5,822	929	127,432	16,542	11,762	-	-	3,169	3,672	169,328	102,139
Geological consulting (Note 7)	-	27,637	58,069	196,029	105,803	33,902	-	-	69,929	3,237	494,606	826,323
Other consulting	-	3,491	3,436	44,072	19,054	20,830	-	-	22,025	36,167	152,812	280,226
Legal and accounting	-	1,920	874	13,696	27,155	-	-	-	16,275	6,383	66,303	98,793
Licenses, rights and taxes	-	18,762	6,376	93,135	-	68,092	-	-	8,446	41,252	236,063	218,412
Linecutting & trenching	245	338	1,112	16,594	3,038	38	-	-	217	97	21,679	56,068
Underground development	-	-	-	-	-	-	-	-	-	-	-	423,769
Materials	-	224	51	41,440	1,230	-	-	-	1,008	203	44,156	44,397
Maintenance	-	721	374	14,347	643	-	-	-	4,131	253	20,469	22,407
Miscellaneous	-	1,140	(26)	2,690	759	290	-	-	(1,467)	623	4,029	7,623
Medical expenses	-	2,638	985	10,845	2,132	299	-	-	2,713	-	19,612	25,927
Road building	-	-	-	12,485	-	-	-	-	-	-	12,485	11,265
Rent and utilities	-	14,272	68	23,254	3,303	-	-	-	3,342	991	45,230	75,840
Rental equipment	-	-	-	2,089	421	-	-	-	-	-	2,510	7,690
Salaries and wages	-	19,657	6,714	79,862	11,313	-	-	-	15,621	-	133,167	204,520
Shipping	-	85	4,338	12,328	2,533	-	-	-	1,571	5	20,860	23,226
Telephone and communications	-	1,712	1	17,396	2,805	-	-	-	2,516	115	24,545	39,223
Travel and accommodation	77	750	4,996	27,222	26,182	659	-	-	2,437	995	63,318	147,378
	4,079	105,160	108,849	1,148,570	252,542	135,952	-	-	176,889	101,024	2,033,065	2,976,613
Write-off Exploration Costs		-	-	-	-	-	-	-	-	-	-	(784,879)

BALANCE – END OF PERIOD	4,079	6,602,000	108,849	5,293,214	252,542	435,592	4,683	24,116	337,979	343,999	13,407,053	11,373,988

TOTAL MINERAL PROPERTIES - END OF PERIOD	$ 4,079	$10,744,864	$ 108,849	$ 5,375,696	$ 252,542	$ 435,592	$ 4,683	$ 137,246	$ 337,979	$ 591,382	$ 17,992,912	$ 15,923,030

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

Basis of Presentation

Management has prepared the period ending June 30, 2008 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2007. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Radius Peru SAC, a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2008, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which will replace section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.  These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.  These new Sections relate to disclosure and presentation only and no impact on the Company’s financial results is expected for the current fiscal year.

As at June 30, 2008, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities. The fair value of cash and cash equivalents, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity. The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2008, cash totalling $420,988 (2007: $1,118,436) was held in US dollars, $16,760 (December 31, 2007: $8,506) in Nicaragua Cordoba, $41,524 (December 31, 2007: $9,474) in Guatemala Quetzal and $11,863 (December 31, 2007: $2,550) in Mexican Pesos and $2,177 (December 31, 2007: $nil) in Peruvian Soles.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long-term requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Capital Management

Effective January 1, 2008, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv), if it has not complied, the consequences of such non-compliance.  This new Section relates to disclosure and no impact on the Company’s financial results is expected for the current fiscal year.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six months ended June 30, 2008. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Government of Canada bonds, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.

Going Concern

The Accounting Standards Board amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The adoption of this new standard did not have a material impact on the consolidated financial statements for the periods presented.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

International Financial Reporting Standards (“IFRS”) In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  The portfolio of marketable securities consists of short term notes with a yield range of 3.19% - 3.71%, Government of Canada bonds with a yield range of 3.18% - 3.54%, Canadian provincial government bonds with a yield range of 3.01% - 4.22%, corporate bonds with a yield range of 3.47% - 6.18%, pool fund bonds with a yield range of 4.64% - 4.84%, and preferred equities with a yield range of 4.56% - 6.01%.  Included in marketable securities are 7,406 common shares of a company with directors in common.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Property and Equipment

	Six months ended June 30, 2008
		Accumulated
	Cost	Amortization	Net
Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	17,204	15,416	1,788
Trucks	449,624	226,825	222,799
Computer equipment	143,820	83,605	60,215
Furniture and equipment	22,123	12,729	9,394
Geophysical equipment	36,445	17,721	18,724
Website	7,683	4,228	3,455
	$ 721,737	$ 360,524	$ 361,213

	Year ended December 31, 2007
		Accumulated
	Cost	Amortization	Net
Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	361,524	201,849	159,675
Computer equipment	131,412	76,137	55,276
Furniture and equipment	39,756	31,376	8,380
Geophysical equipment	36,445	15,652	20,791
Website	4,800	3,872	928
	$ 634,097	$ 344,208	$ 289,888

6.

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the six months ended June 30,
	2008	2007
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	9,100	10,400
Salaries and benefits	47,502	48,035
Mineral property costs:
Geological consulting fees	116,600	65,250
Salaries and benefits	40,711	33,709
	$ 243,913	$ 187,394

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $Nil (December 31, 2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $99,675 (December 31, 2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $4,708 (December 31, 2007: $15,778) payable to an officer of the Company.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Share Capital

a)	Authorized: Unlimited common shares without par value

b)	Issued:	Number of Shares	Price Per Share	Amount

	Balance December 31, 2006	53,385,988		$ 42,486,069

	Exercise of stock options	12,500	$0.56	7,000
	Acquisition of property	50,000	$0.58	29,000
	Acquisition of property	100,000	$0.64	64,000

	Transfer of contributed surplus on exercise of options			1,125
	Balance December 31, 2007	53,548,488		$ 42,587,194
	Balance June 30, 2008	53,548,488		$ 42,587,194

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	5,150,000	$0.70	3,475,000	$0.70

Expired Unexercised	(670,000)	0.68	(587,500)	0.67
Granted	745,000	0.26	2,275,000	0.54
Exercised	-	-	(12,500)	0.56
Outstanding, end of period	5,225,000	$0.57	5,150,000	$0.63

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Share Capital (cont’d)

Stock Options (cont’d)

At June 30, 2008, there were 5,225,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years

2,405,000	$0.70	Feb 21, 2011	2.65
875,000	$0.52	Apr 16, 2012	3.80
50,000	$0.62	May 31, 2012	3.92
1,100,000	$0.56	Sept 5, 2012	4.19
50,000	$0.48	Dec 3, 2012	4.43
745,000	$0.26	May 5, 2013	4.85
5,225,000			3.51

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the six month period ending June 30, 2008 of $154,706 (2007: $120,000) is associated with the granting of options to consultants and employees.

The weighted fair value of the 745,000 share purchase options granted during the six month period ending June 30, 2008 of $0.16 per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value were an expected dividend yield of 0%; expected volatility of 73.81%; risk-free interest rate of 3.13%; and expected term of five years.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The following table reconciles the Company’s contributed surplus:

	Six months ended June 30, 2008	Year ended December 31, 2007

Balance, beginning of the period	$ 4,164,587	$ 3,443,487
Options vested	154,706	722,225
Options exercised	-	(1,125)
Balance, end of period	$ 4,319,293	$ 4,164,587

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	June 30, 2008	December 31, 2007
Total Assets
Canada	$ 4,396,905	$ 6,325,881
Caymans	39,669	714,405
Ecuador	137,246	137,246
Guatemala	10,833,613	10,724,984
Nicaragua	5,986,885	4,547,829
Mexico	797,000	400,506
Peru	955,817	628,109
Other	1,568	1,568
	$ 23,148,703	$ 23,480,528

Property & Equipment
Canada	$ 51,557	$ 43,650
Guatemala	13,836	33,606
Nicaragua	274,720	188,274
Mexico	12,498	15,756
Peru	8,602	8,602
	$ 361,213	$ 289,888

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	247,383	210,566
Nicaragua	82,482	82,482
	$ 4,585,859	$ 4,549,042

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the six month period ended June 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Segmented Information (cont’d)

	June 30, 2008	December 31, 2007
Deferred Exploration Costs
Ecuador	$ 24,116	$ 24,116
Canada	4,683	4,683
Guatemala	6,606,079	6,496,840
Peru	681,978	404,066
Mexico	688,134	299,639
Nicaragua	5,402,063	4,144,644
	$ 13,407,053	$ 11,373,988

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2007	$ (35,039)

Unrealized gain on available for sale marketable securities	6,684

Balance at June 30, 2008	$ (28,355)

12.

Subsequent Event

The Company has cancelled 50,000 incentive stock options that had a purchase price of $0.26 per share.

13.

Comparative figures

Certain comparative figures for the six months ending June 30, 2007 have been reclassified to conform to the presentation adopted for the current year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2008

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2008.  The following information, prepared as of August 25, 2008, should be read in conjunction with the June 30, 2008 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2008 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

Radius is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  The Company’s business model and philosophy centres on early-stage or grassroots exploration where large tracts of ground deemed of high potential for the discovery of mineral deposits are secured.  The mineral concessions are screened by the Company’s experienced geologists and prospectors combining traditional “boot and hammer” prospecting with state-of-the-art modern exploration methods.  This allows for large prospective areas to be identified and rapidly assessed, maximizing the chances of discovery.  In some instances following initial discovery, joint venture partners are found to advance the projects.

Radius presently has a portfolio of projects in Nicaragua, Guatemala, Mexico, Peru and Ecuador.  Nicaragua is the current focus for the Company where it is drilling several properties.  Elsewhere, the Company is actively undertaking target generation and prospecting in under-explored regions within Peru and south-eastern Mexico.  In June, 2008 the Company signed an agreement with Kappes, Cassiday & Associates (“KCA”) to develop its 100% owned high-grade Tambor gold deposit located in central Guatemala.  Tambor is an advanced high-grade gold deposit with a NI 43-101 compliant resource and favourable results from preliminary metallurgical testwork.

Nicaragua

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediment and gold in quartz float were identified.  Radius has acquired three contiguous concessions, the El Trébol, La Flor and Amapola licences totalling 57,798 hectares.

El Trébol

Trébol is an early stage epithermal gold property discovered by Radius during stream sediment sampling and reconnaissance exploration rock sampling in the RAAN.  Mineralization is associated with a trend of anastamosing low-lying ridges that can be traced over 6 kilometers in strike length, which form part of a larger prospective terrain of topographic anomalies.  Mineralization is also associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.  Rock exposures at Trébol are severely restricted due to dense vegetation and soil cover.  Trench sampling results obtained in 2007 from an initial 4 trenches located in the southwestern part of the trend include assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which includes 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.

Following the widespread devastation caused throughout the region by Hurricane Felix in September 2007, exploration work resumed in January 2008.  New access routes were installed, a new camp was constructed, and further trenching and soil geochemical surveys were completed.  The size of the mineralized system at Trébol is as yet undefined, and reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometres away from the main zone at Trébol have assayed from trace to 12.8 g/t Au, with follow-up work pending.

In May 2008, the Company commenced an initial drill program at Trébol, designed to test for continuity of the surface mineralisation underneath selected trenches and to better understand the geologic context of the mineralization.  Drilling is focusing initially on the south-western part of the zone in the vicinity of Trench 4 (35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m) and Trench 15 (33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au).  These trenches are located approximately 1km apart along the same silicified ridge.

On August 7, 2008, the Company announced initial drill results from five holes at Trébol (447 meters).  Significant intercepts received are shown below;

Hole ID	From (m)	To (m)	Interval (m)	Assay Au g/t
TRDH-08-01	12.19	35.30	23.11*	1.51
TRDH-08-02	28.95 35.40 36.57	35.40 36.57 50.29	6.45* 1.17 13.72	0.49 No recovery 0.71
TRDH-08-03	59.44 112.77	84.82 120.39	25.38 7.62	0.44 1.37
TRDH-08-04 incl.	3.30 5.25	24.38 15.50	21.08* 10.25*	1.44 2.55
TRDH-08-05 incl. incl.	6.09 6.09 16.76	59.50 25.90 23.20	53.41 19.81 6.44	1.36 2.92 6.37

The mineralization in each hole is associated with broad zones of banded quartz-adularia veins, stockworks and silicified breccias, which correspond to the down-dip continuation of the mineralized zones sampled in surface trenches. All holes were drilled at minus 45 degrees and perpendicular to the perceived dip of the zones, and therefore intervals represent approximate true widths.

Drilling is continuing to test other areas of the property and expand on mineralized zones drilled to date in order to evaluate the potential for a bulk-tonnage target.

Estrella de Oro

The Estrella de Oro property, located 17 km west of the town of Siuna within Nicaragua’s “Golden Triangle” region, was acquired by Radius in 2007 and consists of 46,220 hectares.  An all-weather dirt road transects the central part of the property.

In the Cerro Estrella area, old mine workings are present along two parallel, north-easterly trending structural zones comprised of quartz veins and breccias hosted within crystal and lithic tuffs.  The most southerly vein contains visible gold and is approximately 12m in width, and exposed over some 400m in old trenches and pits.  Rock channel samples of vein material taken by Radius assayed from trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m.  The zone remains open to the northeast and southwest.  The first trench results were announced in February 2008 as follows:

•

TR-LE-001

15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au and 1.3m @ 44.17 g/t Au

•

TR-LE-002

12.3m @ 1.55 g/t Au

•

TR-LE-003

9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

•

TR-LE-004

4.9m @ 8.55 g/t Au

The results confirm that the gold mineralization is associated with a system of steeply-dipping to sub-vertical gold-bearing quartz veins showing variable widths, and hosted within strongly altered volcanic tuffs.

During the exploration work, the remains of old mine machinery were recovered from the adits, indicating that the historical operations at Estrella were on a larger scale than previously thought.  Production was from surface pits and underground workings, yet there is little reference to this former mine in the records.

Permitting is underway for a drill program planned for September.

La Flor

In September 2007, work began on the La Flor and Amapola concessions (15,604 and 13,809 hectares respectively) which are located to the south and contiguous with the Trébol concession in the RAAN.  Work is ongoing, and includes trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the claims.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein has been traced for 1.1km, and additional veins were exposed by trenching.  Although the best trench sampled to date averaged 6m @ 4.82 g/t Au, a detailed soil survey indicates that the strike length of the vein system is limited.  Results from a soil survey elsewhere in the property were encouraging with several gold-in-soil anomalies defined, and a trenching and sampling program is planned.

#

Natividad

In January 2007, Meridian Gold Inc. withdrew from the Natividad joint venture and subsequently completed rehabilitation of the camp and drill pads.  The property and all data acquired by Meridian have been returned to the Company.  Meridian expended approximately US$5.3 million on the property, having completed a total of 12,012m of drilling in 70 holes.  Overall the results of three drill campaigns were disappointing and failed to extend the mineralized shoots intersected.  Strong veining with highly favourable textures were intersected at depth but results generally failed to exceed 2 g/t gold.  The Company consequently has reduced the size of its Natividad and El Milagro concessions to 4,649 hectares to cover the main area of mineralization.

In light of the recent high gold prices, the Company has been reviewing the drill and assay data specifically in the Pavon North, Central and South in order to assess the potential for a shallow, pittable gold resource.  Drilling by Meridian showed that the best values and wider vein zones start from surface and extend to relatively shallow depths areas

San Pedro

The San Pedro project was discovered by Radius’s field teams investigating reports of old workings in the area.  Gold mineralization at San Pedro occurs as low-sulfidation epithermal quartz veins, breccias, and associated stockworks that have been identified over a 12km by 4km area.  Mineralization appears to be associated with rhyolite domes associated with an eroded caldera that is cut by regional extensional structures.

In March, 2008 the Company entered into an agreement, subject to due diligence, to option the San Pedro project to Vannessa Ventures Ltd.

India Norte

India Norte is 100% owned by Radius and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.  Radius has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of a deeper economic system.  In La India mining camp, the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, which indicates significant potential for economic gold-bearing veins at deeper levels.  A short drill program is anticipated at La India this year.

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In February 2008, the Company announced the results of metallurgical testwork performed on a 90kg sample collected from underground workings.  The results were very encouraging and confirm the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

On June 2, 2008, the Company announced that it had signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the deposit. The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.  It is currently designing three large projects in Mexico and one in Bolivia.  It recently successfully completed the $104 million Ocampo project in Mexico for Gammon Lake Resources.

Terms of the Agreement

Radius owns 100 percent of the Tambor project.  KCA can earn a 51 percent interest in Tambor by spending a total of $6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51 percent, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75 percent (Radius 25 percent) of after-tax cash flow from initial production until it receives an amount equal to its investment, less $2 million. At that point, Radius will receive 75 percent of the after-tax cash flow (KCA 25 percent) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

Mexico

Tlacolula, Oaxaca

In Oaxaca, reconnaissance work in 2007 identified a prospective area north-northeast of the low sulfidation epithermal Ag-Au Taviche district, and in the vicinity of the Cobre Grande Cu-Mo-Zn-Ag skarn, with two now titled applications filed, totaling 82,630 hectares.  First pass work included stream sediments sampling and prospecting, from which several stream sediment anomalies resulted with values ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow up work of one of these anomalies, 43km E-SE of the city of Oaxaca and northeast of the Taviche district, identified a >1km long north-northwest trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  This zone of veins and breccias is termed San Pablo Güila.  At San Pablo, 12 trenches were dug and sampled along a 670m strike length, confirming the presence of high grade silver mineralization, with results including a high of 1.3kg Ag/0.3m in a small adit, and 199g/t Ag / 12.4m (incl. 366g/t Ag / 4.8m).  It is interpreted that the upper level of this vein system is exposed at San Pablo, with significant down dip potential and is high priority for drilling.

The San Pablo Güila mineralization is high priority for drilling. Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au ppm Au with 29 ppm Ag/0.8m, while the best Ag value is 53.1ppm Ag with 0.33 ppm Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

As the district is mainly silver, a joint venture partner is being sought to advance this property and several companies have signed confidentiality agreements in order to review the data.

El Zapote - Oaxaca

Prospecting of landsat structural anomalies in early 2008 showed a zone of quartz veining 10km to the SE of the Cobre Grande Cu-Mo-Zn-Ag skarn.  A 6,995 hectare claim has been titled.  Initial vein sampling includes up to 117ppm Ag and 896ppb Au over 1m, and  268ppm Ag & 426ppb Au over 2.4m.  Stream sediment sampling, prospecting and additional rock sampling has been done with results pending.

Tapanatepec, Oaxaca – Chiapas

In south-eastern Oaxaca, in the Tehuantepec Isthmus region, prospecting identified an area of gold stream sediment anomalies, quartz veins and magnetite skarns, where two adjacent titled claim applications totaling 38,505 hectares have been filed.

The area is underlain by a Tertiary granodiorite, a Paleozoic granite, and a sequence of Paleozoic to Cretaceous partly metamorphosed terrigenous sediments and volcaniclastics with limestone interbeds.  A stream sediment sampling program resulted in several gold anomalies, with a high value of 3,386 ppb.  Follow up of these anomalies is in progress.

Las Tigrillas - Chiapas

The Las Tigrillas claim is located 145km SE of Tuxtla Gutierrez, and 32km from the Guatemala border.  In late 2006, a first pass reconnaissance program in southern Chiapas identified quartz veining with arsenopyrite and stibnite in sandstones and siltstones, with values up to 4.7g/t Au.  Title to the 2,075 hectare claim covering these Au-bearing quartz veins has been granted.  Quartz veining occurs in zones varying from 2-3m up to 20m wide.  The main vein zone trends N3000–3100 has a subvertical dip, and extends for about 1,000m along strike.  Ten trenches were dug and sampled with results pending.

Peru

The Company established an exploration office in Lima, Peru during 2007 in order to actively review opportunities and acquire properties for exploration.

Rubi Project

Radius has an option to acquire 100% of the Rubi gold-silver property located approximately 400 km south-east of Lima (Radius press release August 27, 2007).  The property comprises seven mineral concessions totalling 3,000 hectares, and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  On the Minas Rubi area, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Initial surface channel sampling of veins by the Company returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Initial exploration conducted on the property from September to December 2007 incorporated regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization as hydrothermal breccia bodies were mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  The near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were formerly exploited by Banco Minero and recently by informal miners.  A partner is being sought to advance the property by drilling, and the Company is in discussions with several parties who have shown an interest in optioning the claims

Artemisas

Radius has the option to acquire a 70% interest in the Artemisas gold project, located in the District of Chuquibambilla, Department of Apurimac, and some 1,000 km southeast of Lima.  It lies at an altitude of 4,700m and consists of four contiguous exploration concessions totaling 3,300 hectares.

Gold mineralization at Artemisas is hosted within a sequence of Jurassic and Cretaceous-aged sandstones, shales and fine grained quartzites belonging to the Hualhuani Formation.  Strongly silicified hydrothermal breccias are developed both as bedding-parallel mantos and along steeply dipping fault zones, some of which were exploited for gold in colonial times.  Surface channel samples gave values from trace to 11.6 g/t Au over 2m.  Gold mineralization exhibits a strong structural and lithological control and is associated with 0.5m to 3m wide zones of strong silicification, brecciation and fracturing with secondary iron oxides after sulphides.  Host rocks are equivalent to the Chimu Formation in northern Peru that hosts several important gold deposits such as Santa Rosa, La Arena and Llagunas Norte.

The Company is currently involved in talks with local communities to permit access to the claims in order to commence work.  No access has been granted at the time of writing.  Permissions from several communities who own surface rights to the claims is required before any technical program can commence, which will comprise geological mapping and sampling, followed by drilling of best targets.

Charpal

In January, 2008, the Company’s subsidiary in Peru signed an option agreement with a private Peruvian company Minera El Charpal S.A., for two concessions totalling 256 ha located in the District of Pachaconas, in the Department of Apurimac.  The Charpal property is located some 910 km south-east of Lima within the Yauli-Andahualas batholith that hosts a newly recognized porphyry copper-gold and skarn/sedimentary belt that includes the Las Chancas deposit (200 MT @ 1% Cu, 0.12 g/t Au), located about 13km west of the property.  At Charpal, epithermal mineralization is associated with a package of dipping sedimentary rocks of Jurassic-Cretaceous age that forms a broad north-south trending ridge, which have been intruded by a series of dacite stocks.  Targets at Charpal are two-fold: shallow sandstone-hosted epithermal gold mineralization, and blind porphyry copper-gold mineralization at depth.  A system of gold-bearing hydrothermal breccias, veins and replacement bodies along faults are developed in limonitic sandstones, and contain artesinal workings over the 10 km length of the ridge.  Rock chip channel samples taken at Charpal gave trace to 6.05g/t Au, associated with a hydrothermal breccia body some 200 x 300m in aerial extent.  Of note is that 600m west of the property at several hundred meters lower elevation, low-grade porphyry copper mineralization was intersected during drilling by a major mining company, and could represent the periphery of a major porphyry copper-gold system centered underneath the gold workings along the main ridge at Charpal.

The Company can acquire 100% of the Charpal property by paying the owners a total of US$850,000 over a term of 3 years, of which $30,000 was paid on signing of the agreement.

Other companies with neighboring claims to Charpal include Yamana Gold, Southwestern Gold and Grupo Mexico (Las Chancas), and several local private owners.  The Charpal acquisition is in line with Radius’s ground acquisition strategy in the region, and is located 20km southwest of the Company’s Artemisas property.

Ecuador

Pursuant to an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador.  The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

Given the recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  The exact implications of the mandate in relation to the Cerro Colorado project are being investigated, and the Company will continue to monitor the Ecuadorian mining scene closely over the next few months.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2008:

	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)	Third Quarter Ended Sept. 30, 2007 ($)	Second Quarter Ended June 30, 2007 ($)	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)	Third Quarter Ended Sept. 30, 2006 ($)
Total Income	27,501	37,798	55,484	186,513	14,278	75,422	238,352	8,335
Net Loss	365,414	261,640	1,116,497	140,389	905,078	115,695	2,714,519	132,291
Net Loss per share	0.01	0.00	0.02	0.00	0.02	0.00	0.05	0.00

Results of Operations

For the three months ended June 30, 2008, the Company had a net loss of $365,414 ($0.01 per share) compared to a net loss of $905,078 ($0.02 per share) for the three months ended June 30, 2007, a decrease of $539,664.   However, general and administrative expenses in the 2008 second quarter were $116,980 greater than the 2007 second quarter due mainly to increases in salaries, non-cash compensation charges, legal and accounting fees, repair and maintenance, rent and utilities, and travel and accommodation.  The reason the overall loss was higher for the 2007 quarter was due to a foreign exchange loss of $568,084 in that period compared to a foreign exchange gain of $30,253 in the 2008 quarter.  Interest income recorded in the 2008 second quarter was also significantly less than in the 2007 second quarter due to a reduction in the amount of cash invested.

For the six month period ended June 30, 2008, the Company had a net loss of $627,054 ($0.01 per share) compared to a net loss of $1,020,773 ($0.02 per share) for the six month period ended June 30, 2007, a decrease of $393,719.  As was the case with the three month comparison, the 2008 year-to-date period had higher general and administrative costs and lower interest income than the 2007 year-to-date period in conjunction with a foreign exchange loss of $3,886 in 2008 compared to a foreign exchange loss of $555,374 in 2007.   The most notable general and administrative cost increases in the 2008 period were salaries, travel and accommodation, non-cash compensation charges and legal and accounting.  The Company has experienced an increase in personnel since the prior year and in some instances there have been one-time recruitment fees.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $7.00 million at December 31, 2007 to $4.32 million at June 30, 2008.  During the six months ended June 30, 2008, the Company received interest and other income, and asset sale proceeds totalling approximately $68,000, and spent approximately $105,000 on equipment purchases, $518,000 on corporate expenses and $2,033,000 on deferred exploration costs.  Working capital at June 30, 2008 was $4.29 million compared to $6.90 million at December 31, 2007.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the remainder of the current fiscal year and into the following fiscal year.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

During the six months ended June 30, 2008, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $1,257,419, including $254,098 for geological consulting, $128,361 for geochemistry,  $262,818 for drilling, and $86,576 for salaries.

Guatemala – $109,239, including $18,762 for licences, rights and taxes, $27,637 for geological consulting and $19,657 for salaries.

Mexico - $388,494, including $139,705 for geological consulting, $68,092 for licences, rights and taxes, and $27,155 for legal and accounting.

Peru - $277,913 on exploration, including $73,166 for geological consulting, $49,698 for licences, rights and taxes, $22,658 for legal and accounting, and $15,621 for salaries.  $36,817 was incurred on acquisition costs.

Related Party Transactions

During the six months ended June 30, 2008, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

For the six months ended June 30,
	2008	2007
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	9,100	10,400
Salaries and benefits	47,502	48,035
Mineral property costs:
Geological consulting fees	116,600	65,250
Salaries and benefits	40,711	33,709
	$ 243,913	$ 187,394

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $Nil (December 31, 2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $99,675 (December 31, 2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $4,708 (December 31, 2007: $15,778) payable to an officer of the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at August 25, 2008 is 53,548,488 common shares, and a total of 5,175,000 share incentive stock options are currently outstanding as follows:

No. of Options	Exercise Price	Expiry Date

2,405,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
1,100,000	$0.56	September 5, 2012
50,000	$0.48	December 3, 2012
695,000	$0.26	May 5, 2013
5,175,000

Financial Instruments

Under the provisions of the Canadian Institute of Chartered Accountants 3855 “Financial Instruments – Recognition and Measurement” the financial assets and liabilities of the Company are designated as other financial assets and liabilities, accordingly they are initially measured at fair value, which is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties under no compulsion to act.

Subsequent to initial measurement at fair value, any gain or loss experienced on de-recognition or impairment of the asset or liability is recorded in the statement of income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, and accounts payable and accrued liabilities.  Cash and cash equivalents, marketable securities, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.